Exhibit 99.1

Beneficial Ownership

On September 16, 2007, T-Mobile USA, Inc., a Delaware corporation (“TMUS”), Tango Merger Sub, Inc., a newly formed Delaware corporation and wholly owned subsidiary of TMUS (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which TMUS would acquire all of the outstanding equity interests of the Issuer. Under the terms of the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of TMUS. In connection with the Merger Agreement, certain stockholders of the Issuer (the “Stockholders”) entered into a Stockholder Voting Agreement (the “Voting Agreement”) with TMUS and Merger Sub. Pursuant to the Voting Agreement, each Stockholder, among other things, (i) agreed to vote all its shares of Class A common stock of the Issuer (the “Subject Shares”) (a) in favor of the Merger, including the adoption of the Merger Agreement, and all actions and transactions contemplated thereby or in furtherance thereof and (b) against any and all alternative proposals; (ii) agreed it shall not, and shall cause its representatives not to, directly or indirectly solicit, initiate, or knowingly encourage or facilitate any alternative proposals; and (iii) agreed to certain transfer restrictions with respect to its Shares. The Subject Shares, of which there are a total of 30,023,049, represent approximately 50.7% of the outstanding shares of Class A common stock of the Issuer as of September 16, 2007. As a result of the execution of the Voting Agreement, Deutsche Telekom AG (“DTAG”), T-Mobile International AG, a wholly owned subsidiary of DTAG (“TM Int”), T-Mobile Global Holding GmbH, a wholly owned subsidiary of TM Int (“TM Global”), and TMUS, which is a wholly owned subsidiary of TM Global (each of TMUS, DTAG, TM Int and TM Global a “Reporting Person” and, collectively, the “Reporting Persons”) may be deemed to have acquired beneficial ownership of the Subject Shares pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons hereby disclaim that they constitute a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Stockholders and hereby disclaim beneficial ownership of any shares of Class A common stock of the Issuer beneficially owned by the Stockholders or any of their affiliates including, without limitation, the Subject Shares. The Reporting Persons have no pecuniary interest in any shares of Class A common stock of the Issuer including, without limitation, the Subject Shares, and the filing of this Form 3 shall not be deemed an admission that any of the Reporting Persons is the beneficial owner of any shares of Class A common stock of the Issuer for purposes of Section 16 of the Exchange Act or for any other purpose.